UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51488

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Hitherlane Partners LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___19693 Boca West Drive___
(No. and Street)

___Boca Raton___	___FL___	___33434___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Glen M Friedman___	___212-350-0200___	___gfriedman@kellnercap.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___WithumSmith & Brown PC___
(Name – if individual, state last, first, and middle name)

___200 Jefferson Park, Suite 400___	___Whippany___	___NJ___	___07981-1070___
(Address)	(City)	(State)	(Zip Code)

                                                                    100
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Glen M Friedman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Hitherlane Partners LLC_____, as of ___December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ROLANDE M RENAUD
MY COMMISSION # G...
EXPIRES: October 05, 2022

2/22/22

Rolande M Renaud
Notary Public

Signature: _____

Title:
CFO

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HITHERLANE PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5(e)(3) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(CONFIDENTIAL TREATMENT REQUESTED)

DECEMBER 31, 2021

HITHERLANE PARTNERS, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

Financial Statements

Statement of Financial Condition   2

Statement of Operations   3

Statement of Changes in Member's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6-11

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission   12

Computation for Determination of Reserve Requirements and Information Relating to
Possession or Control Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission   13

Report of Independent Registered Public Accounting Firm Regarding
Rule 15c3-3 Exemption Report   14

Rule 15c3-3 Exemption Report   15

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged With Governance of
HitherLane Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HitherLane Partners, LLC. (the "Company"), as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 25, 2022

HITHERLANE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

Assets		
Cash	$	11,593
Investment in securities of affiliate, at fair value (cost $343,012)		341,860
Fees receivable		373,246
Fees receivable - Kellner Management, LP		14,000
Other		2,579
	$	743,278
Liabilities and member's equity		
Liabilities		
Payable to Kellner Management, LP	$	28,853
Accrued expenses and other liabilities		377,474
Total liabilities		406,327
Member's equity		336,951
	$	743,278

The accompanying notes are an integral part of these financial statements.

HITHERLANE PARTNERS, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2021

Income		
Placement fees	$	511,443
Dividend income (net of federal tax withheld of $730)		2,892
Unrealized loss on investments		(5,663)
Total income		508,672
Expenses		
Payroll and office support		392,655
Commission expense		466,532
Rent		26,000
Audit		27,553
Travel		1,408
Dues		5,238
Other		6,864
Total expenses		926,250
Net loss	$	(417,578)

HITHERLANE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2021

Member's equity, beginning of year	$	309,529
Capital contributions		445,000
Net loss		(417,578)
Member's equity, end of year	$	336,951

The accompanying notes are an integral part of these financial statements.

HITHERLANE PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2021

Cash flows from operating activities		
Net loss	$	(417,578)
Adjustments to reconcile net loss to net cash used in operating activities:		
Purchases of investments		(2,892)
Unrealized loss on investments		5,663
Changes in operating assets and liabilities:		
Fees receivable		(194,212)
Fees receivable - Kellner Management, LP		(10,450)
Other		(31)
Payable to Kellner Management, LP		(2,920)
Accrued expenses and other liabilities		186,702
Net cash used in operating activities		(435,718)
Cash flows provided by financing activities		
Capital contributions		445,000
Net cash provided by financing activities		445,000
Net change in cash		9,282
Cash, beginning of year		2,311
Cash, end of year	$	11,593

Note 1 -   <u>**Nature of Business**</u>

HitherLane Partners, LLC (the "Company") is a Delaware Limited Liability Company formed in 2013.   The sole member of HitherLane Partners, LLC is Kellner Capital, LLC.   The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in the placement of interests in investment vehicles sponsored by both affiliated and non-affiliated entities.

The Company is exempt from SEC Rule 15c3-3 as the Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 of the Securities and Exchange Commission.

Note 2 -   <u>**Significant Accounting Policies**</u>

<u>Basis of Presentation</u>

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash</u>

Cash includes cash held on deposit at a widely known commercial bank. Cash deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Cash has not exceeded FDIC insurable limits during the reporting period.

<u>Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy</u>

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Securities are carried at fair value. Realized and unrealized gains and losses on securities owned are included in the statement of operations.

Note 2 -   <u>Significant Accounting Policies (continued)</u>

<u>Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy (continued)</u>

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* – *V*aluations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect

Note 2 -   <u>**Significant Accounting Policies (continued)**</u>

<u>Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy (continued)</u>

those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's investment in securities as reported in the statement of financial condition represents the Company's investment in an open-end mutual fund, is classified as Level 1, and is valued at the published net asset value as of December 31, 2021. All other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Revenue from Contracts with Customers</u>

The Company records placement revenues at the point in time the placement is complete and the amounts are reasonably determined. The Company has determined that the trade date is the appropriate point in time to recognize revenue for the placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. The Company will receive payment upon the closing of the placement transaction. For placements that include ongoing management fees and/or performance fees, the Company will recognize such revenues, once determined, quarterly and/or annually as outlined in the related contracts.

The Company's primary function is to assist in marketing of mutual fund interests in Kellner Funds (specifically GAKIK and GAKAX) and hedge fund interests in KC Absolute Merger Fund ("KCAM") to potential participants. Under the terms of its arrangement with its affiliate, Kellner Management LP ("Kellner"), the Company is entitled to receive a fee for its services based on the applicable Net Asset Value ("NAV") of participants that were introduced to the mutual funds and/or the hedge fund by the Company. The Company's performance obligation under this contract is the marketing of the mutual fund interests and hedge fund interests, and is considered by the Company as satisfied at the point in time the service is provided.

The Company's fee is based on the NAVs as of the last day of each quarterly valuation date as multiplied by the applicable quarterly fee rate (which varies based on the salesperson and the ultimate original source of the introduction). The Company's fee is calculated quarterly and payable in arrears.

Note 2 -   <u>Significant Accounting Policies (continued)</u>

<u>Disaggregation of Revenue</u>

A portion of the Company's revenues for the year ended December 31, 2021 originated from its arrangement with its affiliate. The Company also generates placement fee income earned from investment referrals based on various contracts it has with investment companies. Placement fees from these private placement transactions amounted to $449,115 and are included in placement fees on the statement of operations.

<u>Receivables and Contract Balances</u>

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2021, the receivables balance was $182,584. At December 31, 2021, there were receivables of $387,246 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2021 and during the year the Company had no contract assets or contract liabilities. As of December 31, 2021, the Company had no contract assets or contract liabilities.

HITHERLANE PARTNERS, LLC
Notes to Financial Statements
December 31, 2021

Note 2 - **Significant Accounting Policies (continued)**

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

Income Taxes

The net income or loss of the Company flows through to its member.   Accordingly, no federal income taxes are included in the accompanying financial statements.   The Company is also subject to various state income taxes.

The Company is subject to the New York City unincorporated business tax. There was no tax liability for the year ended December 31, 2021.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2021, open Federal tax years include the tax years ended December 31, 2018 through December 31, 2020.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2021.

Note 3 - **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2021, the Company had a net capital requirement of $27,088. Actual net capital was calculated to be $283,093 at December 31, 2021, which was $256,005 in excess of its net capital requirement of $27,088.

Note 4 - **Contingencies**

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 -   **Related Party Transactions**

The Company is reliant upon Kellner Capital, LLC to provide operating capital or any additional regulatory capital as appropriate due to the lack of revenues.

The Company receives placement fees from a related party, Kellner Management, LP, on a quarterly basis. Such income totaled $62,329 and is included in placement fees on the accompanying statement of operations. Estimated placement fees of $14,000 are due from Kellner Management, LP as of December 31, 2021 and are included in fees receivable on the accompanying statement of financial condition.

The Company has an expense sharing agreement with Kellner Management, LP, where the Company pays Kellner Management, LP a monthly fee for their share of various shared services, such as salaries and occupancy.   Such fees totaled $418,655 and are included in the related service expenses on the accompanying statement of operations.

As a result of the expense sharing agreement with Kellner Management, LP, a payable to Kellner Management, LP is booked on a monthly basis, and paid to Kellner Management, LP in the month immediately following. As of December 31, 2021, $28,853 was payable to Kellner Management, LP on the accompanying statement of financial condition.

The Company's investment in securities as reported on the statement of financial condition is an investment in a related party open-end mutual fund, ticker symbol GAKAX. The dividend income, net of federal tax withheld (as shares reinvested) was $2,892 and the unrealized loss on the investment in GAKAX was $5,663 for the year ended December 31, 2021.

Note 6 -   **Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through February 28, 2022, the date which the financial statements were available to be issued.

On January 19, 2021, the Company repaid Kellner Management, LP $28,853.

Through February 28, 2022, capital contributions in the amount of $58,000 were received from Kellner Capital, LLC.

HITHERLANE PARTNERS LLC

Supplementary Information

Computation of Net Capital
Under Rule 15-c3-1 of the
Securities and Exchange Commission
December 31, 2021

Computation of Net Capital

Total member's equity qualified for net capital	$	336,951
Deductions and/or charges		
Non-allowable assets:		
Prepaid expense		2,579
Total deductions and/or charges		2,579
Net Capital before haircuts on securities		334,372
Haircuts on securities		51,279
Net Capital	$	283,093
Aggregate indebtedness		
Liabilities from statement of financial condition	$	406,327
Total aggregate indebtedness	$	406,327
Computation of basic net capital requirement		
Minimum of net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	27,088
Net Capital in excess of minimum requirement	$	256,005
Percentage of aggregate indebtedness to net capital		143.53%

There are no material differences between the computation of net capital presented above and the
computation of net capital in the Company's unaudited Form X-17a-5, Part II-A filing
as of December 31, 2021.

HITHERLANE PARTNERS LLC
Supplementary Information

Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2021

The Company is exempt from the Securities and Exchange Commission ("SEC") Rule 15c3-3 as the Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charge With Governance of
Hitherlane Partners, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Corporate Partners & Co. LLC (the "Company") stated the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities (the firm will act as placement agent for interest in investment vehicles sponsored by affiliated and non- affiliated entities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

February 25, 2022

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Rule 15c3-3 Exemption Report

Year Ended December 31, 2021

HitherLane Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities (the firm will act as placement agent for interest in investment vehicles sponsored by affiliated and non-affiliated entities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HitherLane Partners, LLC

[Name of Company]

I, Glen M Friedman swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO

Date: 02/28/2022

[2] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker-dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to an exemption report taking into account the nature and extent of the deviation or deviations.